INDUSTRIAL TECH ACQUISITIONS II, INC.

5090 Richmond Ave., Suite 319
Houston, Texas 77056

VIA EDGAR

March 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Abby Adams and Celeste Murphy

Re:	Industrial Tech Acquisitions II, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 10, 2023

File No. 00141213

Dear Ms. Adams and Ms. Murphy:

Industrial Tech Acquisitions II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our amended response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2023, regarding our Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 10, 2023.

Our response below corresponds to the caption and number of the Staff’s comment. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed March 10, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that its sponsor, Industrial Tech Partners II, LLC (“Sponsor”), is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person. In addition, the Sponsor has no members who are non-U.S. persons.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard Anslow, at ranslow@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ E. Scott Crist
E. Scott Crist
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP